EXHIBIT 99.1

                                  PRESS RELEASE

             Tikcro Technologies Reports 2006 Fourth Quarter Results

Tel Aviv, Israel, February 2, 2007 -- Tikcro Technologies Ltd. (OTC BB: TIKRF) today reported results for the fourth quarter and year ended December 31, 2006.

Net income for the fourth quarter was $ 34,000, or $ 0.00 per share. Net income for the year ended December 31, 2006 was $ 210,000 or $ 0.03 per share.

As of December 31, 2006, the Company had cash and marketable securities totaling $10.1 million.

About Tikcro Technologies:
Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.



                                          Tikcro Technologies Ltd.
                                               Balance Sheets
                                         (US dollars in thousands)
-------------------------------------------------------------------------------------------------



                                                                 December 31,         December 31,
                                                                     2006                  2005
         Assets
               Current assets

               Cash and short-term marketable securities     $     10,126   $             9,890
               Other receivables                                       23                    24
                                                                   ------                 ------
                    Total current assets                           10,149                 9,914

                    Total assets                             $     10,149    $            9,914
                                                                 ---------             --------

         Liabilities and Shareholders' Equity
               Current liabilities
               Related party-current account                  $         28  $                42
               Other current liabilities                               154                  162
                                                                 ---------             --------
                    Total current liabilities                          182                  204

               Shareholders' equity                                  9,967                9,710
                                                                 ---------             --------

               Total liabilities and shareholders'
               equity                                         $     10,149  $             9,914
                                                                 ---------             --------





                            Tikcro Technologies Ltd.
                            Statements of Operations
                (US dollars in thousands, except per share data)
-------------------------------------------------------------------------------------------------------------------------------

                                                            Three Months Ended December 31             Year Ended December 31
                                                              2006                 2005                 2006              2005
                                                              ----                 ----                 ----              ----

General and administrative expenses                         $ 74             $      56             $     209               233
                                                            -------               -------             ---------          -------

Total operating expenses                                      74                    56                   209               233
                                                            -------               -------             ---------          -------


Operating loss                                               (74)                  (56)                 (209)             (233)

Financial income, net                                        108                    89                   419               237
                                                            -------               -------             ---------          -------

Net income                                                 $  34             $      33            $      210          $      4
                                                            ========              ========            =========          ========

Basic and diluted net earnings per share(*)                $ 0.00            $    0.00            $     0.03         $    0.00
                                                            ========              ========            =========          ========

Basic weighted average shares(*)                             7,909                7,909                 7,909             7,909
                                                            ========              ========            =========          ========


Diluted weighted average shares(*)                           8,057                8,061                 8,054             8,062
                                                            ========              ========            =========          ========


(*) After giving retroactive effect to the one-for-three reverse stock split